SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13G
                          (Rule 13d-102)

    INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2

             Under the Securities Exchange Act of 1934

                        [Amendment No. 001]


                 Smith's Food & Drug Centers, Inc.
                          (Name of Issuer)

                 Class A and Class B Common Stock
                  (Title of Class of Securities)

CUSIP Number - Class A has no CUSIP Number and is not registered.
CUSIP Number for Class B is 832388-10-2. Class A is convertible to Class B on a one-for-one basis.

Check the following box if a fee is being paid with this statement [ ]

CUSIP No:  Class A has no CUSIP Number and is not registered.
CUSIP Number for Class B is 832388-10-2.  Class A is convertible to Class B on a one-for-one basis.
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        1)      Names of Reporting Persons/S.S. or I.R.S.
                Identification Nos. of Above Persons ....

                        Trust for the Children of
                        Fred L. Smith
                        87-6199255
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        2)      Check the Appropriate Row if a Member of a Group
                (a)
                (b) .... [X]
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        3)      SEC Use Only
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        4)      Citizenship or Place of Organization .... USA
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        5)      Sole Voting Power .... 560,353 shares of Class
                B, as converted
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        6)      Shared Voting Power .... 0 shares of Class B,
                as converted
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        7)      Sole Dispositive Power .... 560,353 shares of
                Class B, as converted
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        8)      Shared Dispositive Power .... 0 shares of
                Class B, as converted
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        9)      Aggregate Amount Beneficially Owned by Each
                Reporting Person .... 560,353 shares of Class B,
                as converted
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        10)     Check if the Aggregate Amount in Row (9) Excludes
                Certain Shares .... [X]
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        11)     Percent of Class Represented by Amount in Row 9 ..
                5.0% of Class B
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        12)     Type of Reporting Person .... OO (TRUST)
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Item 1(a) Name of Issuer:

        Smith's Food & Drug Centers, Inc.
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Item 1(b) Address of Issuer's Principal Executive Offices:

        1550 South Redwood Road
        Salt Lake City, Utah   84104
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Item 2(a) Name of Person Filing:

        Trust for the Children of Fred L. Smith
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Item 2(b) Address of Principal Business Office or, if None,
          Residence:

        c/o Smith's Food & Drug Centers, Inc.
        1550 South Redwood Road
        Salt Lake City, Utah    84104
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Item 2(c) Citizenship:

        USA
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Item 2(d) Title of Class of Securities:

        Class A Common Stock  (Convertible to Class B stock on a
                               one-for-one basis)
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Item 2(e) CUSIP Number:

        Class A Common Stock has no CUSIP Number.
        CUSIP Number for Class B Common Stock is 832388-10-2.
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Item 3

        N/A
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Item 4 Ownership

        (a)  Amount Beneficially Owned:

                        560,353 shares of Class B, as converted

The Trust for the Children of Fred Lorenzo Smith is the record owner of 560,353 shares of Class A Common Stock.

Pursuant to terms of the Restated Certificate of Incorporation of the Issuer, (i) each share of Class A Common Stock carries the right to ten
(10) votes for the election of directors of the Issuer and upon any matter presented to the stockholders for their vote or approval, subject to conversion upon transfer as provided for below, and (ii) each share of Class B Common Stock carries the right to one (1) vote for the election of directors of the Issuer and upon any matter presented to the stockholders for their vote or approval. Any Class A Stockholder has the right at any time to convert any share of Class A Common Stock into one (1) share of Class B Common Stock. In addition, upon transfer of any share of Class A Common Stock to any person other than certain specified transferees, such share of Class A Common Stock shall be converted into a share of Class B Common Stock.

In addition to the foregoing, the Trust for the Children of Fred Lorenzo Smith is a party to a Standstill Agreement, dated as of January 29, 1996 (the "Standstill Agreement"), among the Issuer and the stockholders of the Issuer listed below (a copy of which has been filed as Exhibit 10.2 to the Issuer's Form S-3 Registration Statement (Registration No. 333-01601) and is incorporated herein by reference). Share amounts for persons other than the reporting person are to the best of the reporting person's knowledge.

                                             Beneficial Ownership of Shares
     Stockholder of Record                        of Class B Common Stock

     The Yucaipa Companies                                  200,000
     Yucaipa SSV Partners, L.P.                           1,340,772
     Yucaipa Smitty's Partners, L.P.                        300,667
     Yucaipa Smitty's Partners II, L.P.                     136,793
     Yucaipa Arizona Partners, L.P.                         273,582
     Jeffrey P. Smith<F1>                                   653,807
     Richard D. Smith<F1>                                   422,063
     Fred L. Smith<F1>                                      252,708
     Ida Smith                                                    0
     The Dee Glen Smith Marital Trust<F1><F2>               224,287
     Trust for the Children of Jeffrey Paul Smith<F1>       560,353
     Trust for the Children of Richard Dee Smith<F1>        540,952
     Trust for the Children of Fred Lorenzo Smith<F1>       560,353
                                                          ---------
               Total                                      5,339,929
                                                          =========

     <F1> The number of shares of Class B Common Stock held of record includes any shares of the Issuer's Class A Common Stock held of record by such stockholder. Shares of Class A Common Stock may be converted at any time at the election of the holder into an equal number of shares of Class B Common Stock.
     <F2> The Dee Glen Smith Marital Trust is the record owner of
     3,253,623 shares of Series I Preferred Stock. Each share of Series I Preferred Stock is entitled to ten (10) votes for the election of directors of the Issuer and upon any matter that comes to a vote before the stockholders of the Issuer on which the holders of any series of Common Stock are entitled to vote. An additional 2,101,377 shares of Series I Preferred Stock which are held by two charitable organizations are subject to the Standstill Agreement.

Pursuant to the Standstill Agreement, the parties thereto holding shares of Class A Common Stock, Class B Common Stock and Series I Preferred Stock are required to vote their shares to elect to the Issuer's seven-member Board of Directors two persons nominated by The Yucaipa Companies and two persons nominated by the Smith family.

As a result of the Standstill Agreement, some or all of the parties thereto may be deemed to constitute a "group." A group consisting of such persons may be deemed to beneficially own all shares beneficially owned by each of the persons constituting such a group. The Trust for the Children of Fred Lorenzo Smith does not affirm the existence of such a group and, except to the extent set forth above, disclaims beneficial ownership of shares of Class A Common Stock, Class B Common Stock and Series I Preferred Stock owned by any other person.


        (b)  Percent of Class:  5.0% of Class B

        (c)  Number of shares as to which such person has:
                (i) sole power to vote or to direct the vote

                         560,353 shares of Class B, as converted

                (ii) shared power to vote or to direct the vote

                         0 shares of Class B, as converted

                (iii) sole power to dispose or to direct the
                      disposition of

                         560,353 shares of Class B, as converted

                (iv) shared power to dispose or to direct the
                     disposition of

                         0 shares of Class B, as converted
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Item 5 Ownership of Five Percent or Less of a Class

        N/A
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Item 6 Ownership of More than Five Percent on Behalf of Another
       Person

        Fred L. Smith is Trustee of the Trust for the Children of Fred L. Smith.

        See Item 4 above.
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Item 7 Identification and Classification of the Subsidiary Which
       Acquired the Security Being Reported on by the Parent
       Holding Company

        N/A
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Item 8 Identification and Classification of Members of the Group

        See Item 4 above.
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Item 9 Notice of Dissolution of Group

        N/A
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Item 10 Certification

        N/A
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        SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   February 13, 1997

        /s/ Fred L. Smith Trustee
    __________________________________

        /s/ Michael C. Frei
by: __________________________________
          Attorney-in-Fact
            (Signature)


        Fred L. Smith Trustee
               (Name)